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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company)

WORLDPORT COMMUNICATIONS, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98155J105
(CUSIP Number of Class of Securities)

Kathleen A. Cote
Chief Executive Officer
Worldport Communications, Inc.
975 Weiland Road, Suite 160
Buffalo Grove, Illinois 60089
(847) 229-8200
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)

With a Copy To:

Theodore E. Cornell
Robert F. Weber
Seyfarth Shaw
55 East Monroe Street, Suite 4200
Chicago, Illinois 60603
(312) 346-8000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement under cover of Schedule 14D-9 filed by Worldport Communications, Inc., a Delaware corporation ("Worldport" or the "Company") with the Securities and Exchange Commission (the "Commission") on January 8, 2003 (the "Original Schedule 14D-9"), as amended by Amendment No. 1 to the Original Schedule 14D-9 filed with the Commission on January 15, 2003 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 and this Amendment relate to the Tender Offer Statement on Schedule TO originally filed on behalf of W.C.I. Acquisition Corp., a Delaware corporation ("W.C.I." or the "Purchaser") with the Commission on December 23, 2002 (the "Original Schedule TO"), and amended by Amendment No. 1 to the Original Schedule TO filed on January 17, 2003 and Amendment No. 2 to the Original Schedule TO filed on January 27, 2003 (as amended, the "Schedule TO") and relate to the offer of W.C.I. to purchase all of the outstanding shares of Worldport's common stock, par value $0.0001 per share (the "Shares"), for $0.50 per Share in cash. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal dated December 23, 2002 (the "Letter of Transmittal," which, together with the Offer to Purchase and other related documents, as each may be amended or supplemented from time to time, constitute the "Offer").

        This Amendment is being filed by the Company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9. Except as otherwise indicated, the information in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information.

        Item 8 is amended and supplemented by adding the following text at the end of "Certain Legal Matters:"

        The Company also understands that a complaint has been filed in the Court of Chancery of the State of Delaware purportedly on behalf of the Company's public stockholders alleging breach of fiduciary duties by directors of the Company and others in connection with the Offer. This action, which was filed on January 16, 2003 purports to seek, inter alia, an injunction preventing consummation of the proposed transaction. The Company, each member of the Company's Board of Directors, W.C.I., Heico and Hambro have been named as defendants in the complaint. Based upon a preliminary review of the complaint, the Company believes the allegations therein to be without merit.

        Recent Developments.    On or about January 16, 2003, counsel to the Company received correspondence from counsel to the landlord on the 25-year lease described in note 10 to the report of High Ridge Partners, Inc., set forth in Schedule II to this Schedule 14D-9, to the effect that the landlord was demanding that the Company assume the position of tenant under said lease. On or about January 24, 2003, the Company received notice that W.C.I. was extending the expiration date of the Offer from 5:00 p.m., New York City Time, on Friday, January 24, 2003, to 5:00 p.m., New York City Time on Friday, January 31, 2003.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003.

WORLDPORT COMMUNICATIONS, INC.

By:	/s/ KATHLEEN A. COTE
	Name:	Kathleen A. Cote
	Title:	Chief Executive Officer

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  Item 8. Additional Information.
SIGNATURE